Filed pursuant to Rule 424(b)(3)

Registration No. 333-296210

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated May 28, 2026)

GENERATION INCOME PROPERTIE, INC.

1,775,000 Shares of Common Stock

22,050,000 Pre-Funded Warrants to Purchase 22,050,000 Shares of Common Stock

23,825,000 Common Warrants to Purchase 23,825,000 Shares of Common Stock

45,875,000 Shares of Common Stock underlying the Pre-Funded Warrants and Common Warrants

________________________________________

This prospectus supplement supplements the prospectus dated May 28, 2026 (the “Prospectus”), which forms a part of our registration statement on Form S-11 (No. 333-296210) originally filed with the Securities and Exchange Commission (the “SEC”) on May 26, 2026 and declared effective by the SEC on May 28, 2026.

This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the SEC on July 10, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

Our shares of Common Stock are currently listed on the Nasdaq Capital Market under the symbols “GIPR”. The last reported sale price of the common stock on July 9, 2026 was $0.138 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 15 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus. Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus and this prospectus supplement or determined if the Prospectus and this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 10, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 09, 2026

GENERATION INCOME PROPERTIES, INC.

(Exact name of Registrant as Specified in Its Charter)

Maryland	001-40771	47-4427295
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

401 East Jackson Street Suite 3300
Tampa, Florida		33602
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 813 448-1234

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock par value $0.01 per share	GIPR	The Nasdaq Stock Market LLC
Warrants to purchase Common Stock	GIPRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.03 Material Modification to Rights of Security Holders.

To the extent required by Item 3.03 of Form 8-K, the information contained in Item 5.03 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

Completion of 1-for-10 Reverse Stock Split

On July 9, 2026, Generation Income Properties, Inc. (the “Company”) completed its previously announced reverse stock split of shares of the Company’s common stock (the “Common Stock”) at a ratio of one share for every ten shares outstanding (the “Reverse Stock Split”). The Reverse Stock Split took legal effect at 5:00 p.m. Eastern Time on July 9, 2026 (the “Effective Time”) and automatically converted every ten shares of Common Stock outstanding at that time into one share of Common Stock.

The Reverse Stock Split affected all holders of Common Stock uniformly and did not affect any common stockholder’s percentage ownership interest in the Company, except for de minimis changes as a result of the issuance of fractional shares, as described under “Charter Amendment” below. Holders of Common Stock were not required to take any action as a result of the Reverse Stock Split. Their accounts were automatically adjusted to reflect the number of shares owned.

At the market open on July 10, 2026 (the first business day after the Effective Time), the Common Stock will begin trading on a split-adjusted basis on The Nasdaq Capital Market under a new CUSIP number (37149D402). The Company’s trading symbol for its Common Stock will remain unchanged.

As a net result of the Reverse Stock Split, the number of shares of Common Stock issued and outstanding decreased from 10,304,015 shares to approximately 1,030,402 shares as of the Effective Time. The total number of authorized shares of Common Stock will remain unchanged.

The Reverse Stock Split will also result in proportional adjustments being made to all outstanding warrants, restricted stock, restricted stock units, or similar securities entitling their holders to receive or purchase shares of Common Stock. Specifically, the Company’s publicly traded warrants are being adjusted such that each warrant shall be exercisable for 0.10 shares of Common Stock and the exercise price of the warrants is adjusted on 10:1 basis to increase the exercise price from $10.00 per share to $100.00 per share.

Charter Amendment

In connection with and to implement the Reverse Stock Split, on July 8, 2026, the Company filed Articles of Amendment to its charter with the State Department of Assessments and Taxation of Maryland that provided for a 1-for-10 Reverse Stock Split of the Common Stock, effective at 5:00 p.m. Eastern Time on July 9, 2026 (the “Amendment”). The Amendment became effective on July 9, 2026. No fractional shares of Common Stock will be issued in connection with the Reverse Stock Split. Any fraction of a share of Common Stock that would be created as a result of the Reverse Stock Split will be rounded up to the next whole share.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is filed as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On July 8, 2026, the Company issued a press release announcing the completion of the Reverse Stock Split. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

The information in this Item 7.01 and Exhibit 99.1 attached hereto is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 8.01 Other Events.

The information provided in Item 5.03 is hereby incorporated by reference.

The Company has a registration statement on Form S-8 (File No. 333-261098) on file with the Securities and Exchange Commission (the “SEC”). SEC regulations permit the Company to incorporate by reference future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offerings covered by registration statements filed on Form

S-3, Form S-1 or Form S-8. The information incorporated by reference is considered to be part of the prospectus included within such registration statement. Information in this Item 8.01 of this Current Report on Form 8-K is therefore intended to be automatically incorporated by reference into such registration statement listed above, thereby amending it. Pursuant to Rule 416(b) under the Securities Act, the amount of undistributed shares of Common Stock deemed to be covered by the effective registration statement of the Company described above is proportionately reduced to give effect to the Reverse Stock Split.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

3.1	Articles of Amendment of Generation Income Properties, Inc., effective July 9, 2026.
99.1	Press Release dated July 8, 2026.
104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERATION INCOME PROPERTIES, INC.

Date:	July 10, 2026	By:	/s/ Ron Cook
Ron Cook Principal Finance and Accounting Officer

GENERATION INCOME PROPERTIES, INC.

ARTICLES OF AMENDMENT

Generation Income Properties, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Maryland (the “Corporation”), DOES HEREBY CERTIFY to the State Department of Assessments and Taxation of Maryland that:

FIRST: Section 4.02(f) of Article IV of the charter of the Corporation, as amended on October 12, 2020 (the “Charter”), is hereby amended by inserting a new subsection (f) as follows:

“(f) Reverse Stock Split. Effective as of 5:00 PM ET on July 9, 2026 (the “Effective Date”), each ten (10) shares of Common Stock issued and outstanding or held in treasury immediately prior to the Effective Date shall be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or any holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). The Reverse Stock Split shall occur without any further action on the part of the Company or the holder thereof and whether or not certificates representing such holder’s shares prior to the Reverse Stock Split are surrendered for cancellation. No fractional interest in a share of Common Stock shall be deliverable upon the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock because they hold a number of shares not evenly divisible by the Reverse Stock Split ratio will automatically be entitled to receive an additional fraction of a share of Common Stock to round up to the next whole share. Each certificate that immediately prior to the Effective Date represented shares of Common Stock (“Old Certificate”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, plus any additional fraction of a share of Common Stock to round up to the next whole share.”

SECOND: The directors of the Corporation duly approved and adopted the foregoing amendment by the vote required under Maryland law and the charter and bylaws of the Corporation. Pursuant to Section 2-309(e) of the Corporations and Associations Article of the Annotated Code of Maryland, stockholder approval of this charter amendment is not required.

THIRD: The total number of shares of stock that the Corporation has the authority to issue is not changed by the foregoing amendment to the charter.

FOURTH: These Articles of Amendment shall become effective at 5:00 PM ET on July 9, 2026.

IN WITNESS WHEREOF, the undersigned acknowledges these Articles of Amendment to be the corporate act of the Corporation and as to all matters of facts required to be verified under oath, the undersigned acknowledges that to the best of such officer’s knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, Generation Income Properties, Inc. has caused these Articles of Amendment to be signed and acknowledged in its name and on its behalf by its Chief Executive Officer and attested by its Chief Executive Officer as of the 8th day of July, 2026.

ATTEST: By: /s/ Ron Cook Name: Ron Cook Title: Vice President of Accounting and Finance	GENERATION INCOME PROPERTIES, INC. By: /s/ David Sobelman Name: David Sobelman Title: Chief Executive Officer

GENERATION INCOME PROPERTIES, Inc. Announces 1-For-10 REverse stock split

TAMPA, Florida – July 8, 2026: Generation Income Properties, Inc. (NASDAQ: GIPR) (the “Company”) today announced that its Board of Directors has unanimously approved a 1-for-10 reverse stock split of the Company’s issued and outstanding common stock, par value $0.01 per share (the “Reverse Stock Split”).

Upon the effectiveness of the Reverse Stock Split, every ten issued and outstanding shares of the Company's common stock will be converted into one share of Company common stock. The Reverse Stock Split is expected to take effect at 5:00 p.m., Eastern Time, on July 9, 2026. The Company’s common stock will continue to be traded on The Nasdaq Capital Market on a split-adjusted basis beginning at the market open on July 10, 2026, under the Company’s existing trading symbol “GIPR.”

The Reverse Stock Split is intended to increase the bid price of the Company’s common stock so that the Company can regain compliance with the minimum bid price requirement of $1.00 per share for continued listing on The Nasdaq Capital Market. The new CUSIP number following the Reverse Stock Split will be 37149D402. The Company filed Articles of Amendment to its charter with the Maryland Secretary of State on July 8, 2026 to effect the Reverse Stock Split.

The Reverse Stock Split will affect all shareholders uniformly and will not alter any shareholder’s percentage ownership interest in the Company, except to the extent that the Reverse Stock Split results in that shareholder owning a fractional share as described in more detail below.

The Reverse Stock Split will reduce the number of shares of common stock issued and outstanding from approximately 10,304,015 to approximately 1,030,402. The total number of authorized shares of common stock will remain unchanged. No fractional shares will be issued in connection with the Reverse Stock Split. Any fraction of a share of common stock that would be created as a result of the Reverse Stock Split will be rounded up to the next whole share. The Reverse Stock Split will also result in proportional adjustments being made to all outstanding warrants, restricted stock, restricted stock units, or similar securities entitling their holders to receive or purchase shares of the Company’s common stock. Specifically, the Company’s publicly traded warrants are being adjusted such that each warrant shall be exercisable for 0.10 shares of the Company’s common stock and the exercise price of the warrants is adjusted on a 10:1 basis to increase the exercise price from $10.00 per share to $100.00 per share.

Continental Stock Transfer and Trust Company (“CST”), the Company’s transfer agent, is acting as the exchange agent for the Reverse Stock Split. Stockholders with book-entry shares or who hold their shares through a bank, broker or other nominee will not need to take any action. Stockholders of record holding certificates representing pre-split shares of the Company’s common stock, as applicable, will receive a letter of transmittal from CST with instructions on how to surrender certificates representing pre-split shares.

About Generation Income Properties

Generation Income Properties, Inc., located in Tampa, Florida, is an internally managed real estate investment trust formed to acquire and own, directly and jointly, real estate investments focused on retail, office, and industrial net lease properties in densely populated submarkets. Additional information about Generation Income Properties, Inc. can be found at the Company's corporate website: www.gipreit.com.

Forward-Looking Statements

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainty. When used in this press release, in future filings with the Securities and Exchange Commission (the "SEC") or in other written or oral communications, statements which are not historical in nature, including those containing words such as "continue," "anticipate," "will," "estimate," "expect," "intend," "plan," and "project" and other similar words and expressions are intended to signify forward-looking statements. Forward-looking statements are not guarantees of future results and conditions but rather are subject to various risks and uncertainties. Statements regarding the following subjects, among others, may be forward-looking: the anticipated timing, effectiveness, and benefits of the Reverse Stock Split; whether the Reverse Stock Split will increase the bid price of the Company’s common stock and whether any such increase can be maintained for the minimum period necessary; whether the Reverse Stock Split will enable the Company to regain and maintain compliance with the minimum bid price requirement and the other applicable continued listing requirements of The Nasdaq Capital Market; the Company’s ability to maintain the listing of its common stock on The Nasdaq Capital Market; and the effect of the Reverse Stock Split on the market price, liquidity, marketability, and trading volume of the Company’s common stock. Such statements are based on current expectations of management of the Company and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Investors are cautioned that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, among others, the risk that the market price of the Company’s common stock may not increase or may not increase in proportion to the reduction in the number of outstanding shares following the Reverse Stock Split; the risk that the Reverse Stock Split may not result in a per-share price that is high enough, or maintained for a long enough period, to regain or maintain compliance with the minimum bid price requirement for continued listing on The Nasdaq Capital Market; and the risk that the Company may otherwise be unable to satisfy the continued listing requirements of The Nasdaq Capital Market and that its common stock could be delisted. Please also refer to the risks detailed from time to time in the reports that the Company files with the SEC, including the Company's Annual Report on Form 10-K/A for the year ended December 31, 2025 filed with the SEC on April 3, 2026, as well as the Company's subsequent filings on Form 10-Q and periodic filings on Form 8-K, for additional factors that could cause actual results to differ materially from those stated or implied by such forward-looking statements. All forward-looking statements speak only as of the date on which they are made. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law.